SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 000-54019

(Check one)

☑ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form 10-D        ☐ Form N-SAR        ☐ Form N-CSR

For period ended February 29, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: RoomStore, Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 12501 Patterson Avenue

City, State and Zip Code: Richmond, VA 23238

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 12, 2011, RoomStore, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Eastern District of Virginia (the “Bankruptcy Court”), Case No. 11- 37790-DOT. The Company determined that it was necessary and prudent to delay the filing of the Company’s Annual Report on Form 10-K to focus on providing the required information and making the necessary filings with the Bankruptcy Court in its Chapter 11 proceeding and to focus on certain other business matters. Due to the nature of these undertakings and important competing demands on Company management, the delay could not be avoided without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Brian D. Bertonneau	(804)	784-7643
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

x	Yes	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

x	Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the competing demands on Company management as a result of the Chapter 11 filing, the Company cannot reasonably estimate the results of operations for the fiscal year ended February 29, 2012. For the fiscal year ended February 28, 2011, the Company reported a net loss of $12.7 million, or $1.30 per share.

ROOMSTORE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2012	By:	/s/ Lewis M. Brubaker, Jr.
Lewis M. Brubaker, Jr.
Senior Vice President and Chief Financial Officer